UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76764 / December 24, 2015

Admin. Proc. File No. 3-16721

In the Matter of

SOLAR ACQUISITION CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Solar Acquisition Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Solar Acquisition Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Solar Acquisition Corp. is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Solar Acquisition Corp.*, Initial Decision Release No. 913 (Nov. 6, 2015), 112 SEC Docket 15, 2015 WL 6777072. The Central Index Key number for Solar Acquisition Corp. is 1375495.

INITIAL DECISION RELEASE NO. 913
ADMINISTRATIVE PROCEEDING
File No. 3-16721

In the Matter of SOLAR ACQUISITION CORP.	INITIAL DECISION November 6, 2015

APPEARANCES: Russell Koonin and Jeffrey T. Cook, for the Division of Enforcement, Securities and Exchange Commission

William Eilers, Eilers Law Group, P.A., for the Respondent

BEFORE: James E. Grimes, Administrative Law Judge

Introduction

In this proceeding instituted under Section 12(j) of the Securities Exchange Act of 1934, the Division of Enforcement alleges that Respondent Solar Acquisition Corp. has not filed a periodic report since it filed its annual report for the period ended December 31, 2012. *See* Order Instituting Administrative Proceedings (OIP) at 1. Based on this factual allegation, the Division asserts in a motion for summary disposition that Solar Acquisition has violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder,[1] and that I should revoke the registration of each class of Solar Acquisition's securities. Mot. at 6-13. Finding merit in the Division's arguments and having considered the factors described in *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288 (May 31, 2006), I grant the Division's motion and revoke the registration of each class of Solar Acquisition's securities.

Procedural History

The Commission initiated this proceeding when it issued the OIP in August 2015. *See* OIP at 1. The OIP alleges that although Solar Acquisition has a class of securities registered with the Commission under Exchange Act Section 12(g), 15 U.S.C. § 78*l*(g), Solar Acquisition has not filed a periodic report since it filed a Form 10-K for the period ended December 31, 2012. *Id.*

In its Answer to the OIP, Solar Acquisition admits that it is delinquent in filing required periodic reports and that it has not filed a periodic report since it filed a Form 10-K for the period ended December 31, 2012. Answer at 1. It thus admits violating the statutory and regulatory provisions alleged in the OIP. *Id.*; *see* OIP at 1-2. It blames "previous management" for its failure to file periodic reports and asserts that its Board will appoint "an appropriate agent for completing the filings in a timely manner." Answer at 1. Solar Acquisition also claims that it

[1] *See* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

has hired new auditors and that its shareholders are willing to loan it money so that it can become current. *Id.* at 2. Based on these latter assertions, Solar Acquisition says it will be able to file all of its outstanding reports within ninety days of the Answer. *Id.* at 1-2.

After I held a telephonic prehearing conference on September 1, 2015, the Division moved for summary disposition. The Division's motion is supported by eight exhibits, Exhibits A through D and Exhibits 1 through 4 of Exhibit A. Among these exhibits are the Commission's August 2015 order suspending trading in Solar Acquisition's securities for ten business days, Exhibit 1, and a Form 12b-25 that Solar Acquisition filed announcing its inability to file its Form 10-Q for the period ended March 31, 2013, Exhibit 4.

Solar Acquisition did not timely respond to the Division's motion for summary disposition, but on November 2, 2015, the company filed a notice stating that it does not oppose the Division's motion.

Findings of Fact

Solar Acquisition, Central Index Key No. 1375495, is a Florida corporation located in Ann Arbor, Michigan. Answer at 1; OIP at 1. It has a class of securities registered with the Commission under Exchange Act Section 12(g). Answer at 1; *see* OIP at 1.

In April 2013, Solar Acquisition filed a Form 10-K for the fiscal year ended December 31, 2012, in which it stated that it hoped to develop solar and other "renewable energy technologies."[2] Form 10-K (filed Apr. 17, 2013) at 1-2. Solar Acquisition also reported that it had "generated no revenues," the company's balance sheet reflected that it had no cash on hand, and that of its $5.4 million in total assets, approximately $5.3 million were liabilities. *Id.* at 3, 16, 18-19. Solar Acquisition also conceded that it had no full-time employees or "commercially available products" and that its principals have "limited. . . experience" in the renewable energy industry. *Id.* at 3. Given these facts, the company's auditor had "substantial doubt" that the company could continue to operate. *Id.*

A month later, in May 2013, Solar Acquisition filed a Form 12b-25 in which it explained that it was unable to timely file its Form 10-Q for the quarter ended March 31, 2013.[3] Ex. 4. Solar Acquisition explained that its inability to file its Form 10-Q resulted from the fact that it "was unable to compile certain information required in order to permit the Company to file a

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[2]   I have taken official notice of Solar Acquisition's filings with the Commission found on the Commission's EDGAR database. *See* 17 C.F.R. § 201.323; *Am. Stellar Energy, Inc.*, Exchange Act Release No. 64897, 2011 SEC LEXIS 2455, at *26 (July 18, 2011) ("Rule of Practice 323 . . . permits us to take official notice of information in the EDGAR database.").

[3]   If the issuer of a security registered with the Commission under Section 12 is unable to timely file a quarterly or annual report, the issuer must file a Form 12b-25 "disclos[ing] . . . its inability to file the report timely and the reasons" for its inability to timely file the report. 17 C.F.R. § 240.12b-25.

timely and accurate report on the Company's financial condition." *Id.* at 2. Since filing the Form 12b-25 in May 2013, Solar Acquisition has not filed any other reports with the Commission. It has therefore failed to file two annual reports and eight quarterly reports.[4]

Conclusions of Law

Rule of Practice 250 governs motions for summary disposition. *See* 17 C.F.R. § 201.250. An administrative law judge "may grant [a] motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law." 17 C.F.R. § 201.250(b). "[S]ummary disposition is appropriate in proceedings . . . brought" under "Exchange Act Section 12(j), where the issuer has not disputed the facts that constitute the violation." *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 SEC LEXIS 2024, at *35 (June 29, 2012). Solar Acquisition concedes the operative fact of its failure to file any periodic report during the last two years. Answer at 1; OIP at 1. Summary disposition is thus appropriate.

The issuer of a security registered with the Commission under Section 12 of the Exchange Act must file annual and quarterly reports with the Commission. 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a 13(a). This requirement serves to "'protect[] . . . investors and . . . insure fair dealing' in the company's securities." *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *34 (Nov. 4, 2013) (quoting 15 U.S.C. § 78m(a)). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *21 n.19 (May 23, 2008).

Solar Acquisition is the issuer of a security registered with the Commission under Section 12 of the Exchange Act. It is therefore required to file annual and quarterly reports with the Commission. 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a); *see* Answer at 1; OIP at 1-2. There is no dispute that Solar Acquisition failed to timely file a number of required periodic reports. As a result, it failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. *See* Answer at 1 (conceding that Solar Acquisition violated the provisions alleged in the OIP).

Sanctions

The Commission may, "as it deems necessary or appropriate for the protection of investors," revoke or suspend for up to twelve months the registration of a security if it finds that the issuer of the "security has failed to comply with *any* provision of" the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j) (emphasis added); *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 SEC LEXIS 3631, at *5-6 (Sept. 4, 2015). The periodic

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[4]   The most recent quarterly report Solar Acquisition failed to file was due nine days after the Commission issued the OIP. *See* Mot. At 4. Because this most recent delinquency falls outside the scope of the allegations listed in the OIP, I will consider it only in determining an appropriate sanction. *See Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 SEC LEXIS 2023, at *29 n.40 (June 29, 2012).

filing requirements are contained in a provision of the Exchange Act and rules thereunder. *See* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a). As a result, the failure to comply with the periodic filing requirements subjects the registration of the issuer's securities to suspension or revocation.

In proceedings under Exchange Act Section 12(j) involving violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect" of the violations "on the investing public, including both current and prospective investors, . . . on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). In determining the appropriate sanction, the Commission considers a non-exclusive set of "*Gateway*" factors, including:

> (i) the seriousness of the issuer's violations; (ii) the isolated or recurrent nature of the violations; (iii) the degree of culpability involved; (iv) the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and (v) the credibility of its assurances, if any, against further violations.

Accredited Bus. Consolidators, 2015 SEC LEXIS 3631, at *6.

Considering the facts of this case in light of the *Gateway* factors, I determine that revocation is appropriate. The requirement that issuers file periodic reports is "a central provision of the Exchange Act." *Accredited Bus. Consolidators*, 2015 SEC LEXIS 3631, at *7. Periodic reports are among "the primary sources of information available to guide the decisions of the investing public." *United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984). As a result, when an issuer fails to comply with its reporting obligations, the issuer deprives current and potential investors "of the ability to make informed investment decisions based on current and reliable information" about the issuer. *Accredited Bus. Consolidators*, 2015 SEC LEXIS 3631, at *7. Because this is the case, an issuer's "repeated failure to file its periodic reports" is considered to be "so serious a violation of the Exchange Act that only a strongly compelling showing regarding the other *Gateway* factors [will] justify a sanction less than revocation." *Calais Res. Inc.*, 2012 SEC LEXIS 2023, at *18 (citation and internal quotation marks omitted).

In this light, it is apparent that Solar Acquisition's failures are serious. It has been two and one-half years since investors have had current financial information about Solar Acquisition. The last time investors heard anything substantive from Solar Acquisition, the news was not good. It admitted that after nearly seven years since incorporation, it had no revenues, no products to sell, and that potential investors had "a high probability of losing their investment[s]." Form 10-K (filed Apr. 17, 2013) at 3. Moreover, the company's auditor had "substantial doubt about [Solar Acquisition's] ability to continue as a going concern." *Id.* This information was followed a month later by a cryptic statement that Solar Acquisition could not file its quarterly report because it could not "compile certain information" necessary to file the report. Ex. 4 at 2. Investors were left to guess why Solar Acquisition could not file its quarterly reports and, for the last thirty months, have been left to guess about its fortunes.[5]

Solar Acquisition's delinquencies have been recurrent and have not been isolated. Since it filed a Form 10-K in April 2013, it has failed to file every annual and quarterly report that was due. In total it has failed to file two annual and eight quarterly reports.

Solar Acquisition's failure to file its reports reflects a high degree of culpability. Solar Acquisition knew it was required to file periodic reports; review of its EDGAR files shows that it has filed such reports in the past. It nonetheless has failed to do so for over two years. It also knew about the mandatory requirement to file a Form 12b-25 when a registrant is unable to file a Form 10-Q or 10-K; indeed, Solar Acquisition had filed numerous Forms 12b-25 prior to the one it filed in May 2013. Despite this knowledge, after May 2013, Solar Acquisition did not file any subsequent Forms 12b-25 seeking extensions and "disclos[ing] . . . its inability to" timely file the multiple periodic reports it missed. 17 C.F.R. § 240.12b-25(a). These failures reflect Solar Acquisition's lack of concern for meeting its reporting obligations and for the investing public.

Solar Acquisition does not oppose the Division's motion,[6] and it has taken no steps to remedy its past violations or avoid those in the future. In its Answer to the OIP, Solar Acquisition's counsel that it intends to become current. Since then, Solar Acquisition failed to respond to the Division's motion for summary disposition, thereby calling into question that assurance. Because statements of counsel are not evidence, there is no evidence that Solar Acquisition has done, or intends to do, anything to remedy its failures to comply with its filing obligations. *See Wood ex rel. United States v. Am. Inst. in Taiwan*, 286 F.3d 526, 534 (D.C. Cir. 2002) ("Statements by counsel, of course, are not evidence."). Moreover, Solar Acquisition has made no assurances, credible or otherwise, against further violations.

For the reasons described above, I find that Solar Acquisition has not made a "strongly compelling showing" that "would justify a sanction less than revocation." *Calais Res. Inc.*, 2012 SEC LEXIS 2023, at *18. I therefore find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Solar Acquisition.

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[5]   *Cf. Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 SEC LEXIS 1193, at *17 (Apr. 4, 2014) (finding "serious" violations where company failed to timely file four periodic reports across two years, despite company's filing of past-due reports); *China-Biotics, Inc.*, 2013 SEC LEXIS 3451, at *37 (finding "that [China-Biotics's] violations were serious, recurrent, and demonstrate a high degree of culpability," where China-Biotics failed to "file a single periodic report for more than a year and a half").

[6]   In the November 2, 2015 notice that Solar Acquisition filed stating it did not oppose the Division's motion, the company also requested that I "provide, in [this] order, that [Solar Acquisition] may reregister [its] shares on the appropriate Form 10 or forms otherwise provided by the Commission." Notice at 1. In response, I simply note that "[i]f, after revocation, [a] company is able to meet the applicable requirements, it may file a Form 10 to re-register its securities under Exchange Act Section 12(g)." *China-Biotics, Inc.*, 2013 SEC LEXIS 3451, at *58 n.97.

Order

       The Division's Motion for Summary Disposition is GRANTED and, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Solar Acquisition Corp. is hereby REVOKED.

       This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Under that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

       This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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James E. Grimes
Administrative Law Judge